Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
EXRO TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021
The following is a discussion of the financial condition and results of operations of Exro Technologies Inc. (“Exro”, the “Company”, “we”, “our”) during the three and nine months ended September 30, 2021, and to the date of this report. The following management discussion and analysis (“MD&A”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and the December 31, 2020 audited consolidated financial statements and MD&A, prepared in accordance with accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A complements and supplements but does not form part of the Company’s consolidated financial statements.
This MD&A contains forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language on page 13. Readers are advised to refer to the cautionary language when reading any forward-looking statements.
All dollar amounts contained herein are expressed in Canadian dollars unless otherwise indicated. This MD&A has been prepared as of November 9, 2021.
BUSINESS OVERVIEW
Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro’s patented control technology expands the capabilities of electric motors, generators, and batteries. Exro seeks to accelerate the global transition to clean energy by providing products and services for manufacturers to optimize the cost, performance, and efficiency of energy systems and powertrains.
The technology can optimize a wide range of electric mobility applications, from electric scooters to electric buses and larger. Most variable torque applications with the need for increased torque and speed will be a suitable opportunity for Exro’s technology, especially in traction mobility and renewable energy industries. Given that Exro’s technology focuses on improving performance and reducing energy consumption in powertrains, it is attractive to the mobility and renewable energy sectors as a technology that will return incremental dollars to a user’s bottom line. Further, it is also attractive for the corresponding environmental benefits it offers which appeals to organizations following Environmental, Social & Governmental (“ESG”) policies. Many electric motors are powered by energy sources that create greenhouse gases, and by helping electric motors consume less energy, Exro’s technology can also help to reduce greenhouse gas emissions.
Currently, about 40% of electricity produced is used in electric motors and related systems, yet the design and technology have remained largely unchanged for decades.1 In the electric mobility space, inherent limitations of traditional electric motor and power technologies available today are unable to support the torque and speed requirements for mass adoption. Instead, manufacturers are compensating by using additional oversized motors and heavy multi-speed gearboxes.
Exro offers a new power electronics solution for system optimization through implementation of its technology which increases efficiency, reduces system volume and weight, and expands torque and speed capabilities. Our power electronics technology provides a new brain via enhanced control for motors and batteries.
Exro’s advanced motor control technology, the Coil Driver™, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration that is done electronically, enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized. The Coil Driverᵀᴹ is the first drive to enable intelligent coil switching while in operation, which allows a motor to switch coil configurations based on torque demands from the vehicle. That operation is similar in function to a gearbox in an internal combustion engine. This product has utility in many traction applications, particularly in transportation and mobility sectors.
Exro is also currently developing a new battery management technology called the Battery Control System (“BCS”) – formerly known as the Intelligent Battery Management System. Exro expects the BCS to provide an improvement over existing battery Energy Storage Systems (“ESS”) in reliability and versatility of power while enabling the repurposing of electric vehicle (“EV”) batteries for second-life application. The BCS will facilitate cell-level monitoring and control of batteries in energy storage systems. The expectation is total control over the flow of energy, which would allow enhanced storage of energy, while also making battery energy storage solutions of any size more cost effective. The first BCS proof of concept was completed at the end of Q4 2020, with an energy storage pilot project to demonstrate the BCS ongoing. A grid-simulated pilot of a 25kW energy storage system was successfully completed in Q2 2021. The development of a grid-connected energy storage system pilot unit to demonstrate commercial viability is currently underway. The BCS Stationary Energy Storage pilot unit will be sent to UL (Underwriters Laboratories) for certification and a commercially viable product is expected to be ready in Q3 2022.
1 https://www.cleantech.com/electric-motors-and-industrial-efficiency-innovation-is-key-for-evs/

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
Exro’s business model is to develop partnerships with companies that are established in their respective markets, specifically those that welcome potentially disruptive innovation in their product lines and have adequate internal engineering capacity, growing sales, and an existing customer base. These include companies that manufacture automotive equipment such as electric bikes, electric cars, and electric commercial vehicles. Manufacturers of electric motors, generators, batteries, electric axles (“e-Axles”) also make ideal partners, since Exro’s patented technology and engineering capabilities act as the “intelligence” to enhance performance characteristics of overall power systems.
Exro has built a foundation of intellectual property in power electronics and intends to protect and commercialize new innovations in this space. It is Exro’s intent to either manufacture its inverters when the quantity can be supported by its low volume manufacturing facility capacity or license its technology where applicable for high volume manufacturing. It will also consider outsourcing and engaging in manufacturing partnerships to accelerate supply to customers where necessary. Exro believes this business model is scalable, requiring much lower capital investment than building a full high-volume manufacturing business. This approach offers the opportunity to address several market segments concurrently, incrementally and in rapid succession by building on earlier success. Exro will work closely with development partners and customers to integrate its technology into their products and develop new intellectual property for Exro.
TECHNOLOGY DEVELOPMENT
Exro’s technology and intellectual property is wholly owned in thirteen patent families providing or seeking global protection in strategically important countries. Today there are 25 issued patents and 13 pending applications. Exro also uses trade secrets to protect proprietary software and algorithms.
Coil Driver™ Technology
The Coil Driver™ is an inverter that integrates control of electric motor coil configuration into the power electronics. This gives the power electronics control of the machine coil configuration in real time, providing a range of additional options, as opposed to a fixed machine configuration. This enhanced control allows the Coil Driver™ to intelligently coil switch, or in other words, switch between optimal coil configurations while in operation. The intelligent coil switching is what enables the power optimization of the electric motor for improved performance and increased efficiency as shown in Figure 1.
Figure 1. Performance charts are based on simulation results from a system comprised of 800V Coil Driver™ HV and TSA TMPW 38-26-8 permanent magnet synchronous motor and are subject to change.
The Coil Driver™ accomplishes intelligent coil switching with its advanced control algorithms and innovative drive topology. The controller will select the optimal configuration for a given operating condition and enable two separate torque profiles that expand the capabilities of the electric motor throughout the speed range. Traditionally, electric motor coils have been wired in a single configuration and the designer had to select the configuration that was the best compromise throughout the speed range.
The recent patent filing in July 2021 by Exro introduced that the Coil Driver™ technology can also be used as a grid-level power charger to deliver Level 1 to Level 4 charging capabilities and provide electricity back to the grid. This includes charging capabilities from renewable energy sources like solar and wind power. Currently, EVs require three different types of power electronics components to power the vehicles in motion and charge the batteries from the grid or renewable energy sources: a motor drive, on-board charger (“OBC”) and external DC fast charging station. Exro engineers found that the Coil Driver™ technology can replace all three components, significantly reducing the cost and complexity of deploying EVs and the charging infrastructure at scale.2
2 A new application for its patented Coil Driver™ technology may not significantly reduce the cost and complexity when EV infrastructure is deployed at scale, and certain conditions or specifications may be required.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
Figure 2. The drawings are to illustrate how Exro’s Coil Driver™ technology new feature can eliminate the need for onboard OBC or external charging infrastructure.3
Battery Control System Technology
With the innovative foundation of the Coil Driver’s topology and advanced algorithms, the Company has been able to develop the BCS. The Company is optimistic the BCS can become a market leader in second-life battery energy storage solutions. The upfront cost for batteries is one of the major roadblocks to mass-market electric vehicle and electric technology adoption. In short, “second life” use consists of reusing a battery which no longer meets the requirements of one application but can still be used for a less-demanding application. Exro's BCS technology applies the principle of controlling energy at the individual cell level to lithium-ion batteries in stationary storage. Exro aims to improve battery performance and efficiencies, which could result in longer usage and a second life battery application.
PRODUCT SEGMENTS
To integrate its technology to different electric vehicle platforms, Exro has engaged multiple partners, who are defined and explained in the next section.4 This approach enables Exro to build the product portfolio that can serve as many product segments as possible. The estimated costs in the table below are based on management best estimates considering the information available on supply costs, wages, and timelines. There is a risk that the estimates and/or timelines will not be achieved.
Table 1. Product segments associated research and development costs

Product Segments	Addressable Markets	Estimated Cost 2021 – 2022	Actual Cost- to-Date[5]
Low Voltage (LV) – 48 to 100V	Scooters; electric bikes; recreational; light electric cars and motorcycles	$3.0M	$1.1M
High Voltage (HV) – 400 to 800V	Fleet vans; electric buses; passenger vehicles , long-haul trucks; and industrial vehicles	$6.0M	$2.1M
Next Generation Coil Driver™	In planning	$4.0M	—
Battery Control Systems	Energy Storage Solutions	$2.5M	$0.7M
Total Estimated Research & Development Costs for 2021-2022		$15.5M	$3.9M
PARTNERS STRATEGY, PROJECT STATUS AND PRODUCTION READINESS
There is never a guarantee to the execution of a commercial plan, but we are confident in the road ahead. We have a robust pipeline of partners and are engaged in customer conversations which are the foundation to our target milestones for this year. In 2020, we created versatile partnerships across different applications and segments to validate our technology. For 2021, we signed additional commercial partnerships and a strategic partner that fit alongside our new partner model.
3 All other components remain the same such as an electric motor, final gear box (“FG”), battery management system (“BMS”) and lithium-ion batteries (“LIB”).
4 Refer to Section titled “PARTNERS STRATEGY, PROJECT STATUS AND PRODUCTION READINESS”.
5 Excludes non-cash expense of $1,181,236 Share-based payments.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
As the Company continues to grow and evolve, so do our valued partnerships. The new partner model includes four different types of partners that will encompass our current product roadmap and encourage continued versatility alongside new partners. The four partnership types are:
•Development Partners
•Commercial Partners
•Strategic Partners
•Motor Partners
Exro will work with Development Partners to develop a technology beyond a proof-of-concept stage to validation in a relevant environment. The objective of this partnership will be to demonstrate the technology in new segments and applications with the intent of a future commercial product that will differentiate our partners. An example of a Development Partnership we have today would be Clean Seed as we develop our technologies to electrify the next generation of agricultural seeders.
Commercial Partners are interested in becoming customers for Exro’s commercialized products but first require validated integration of our technology within their application(s). In some cases, this might require meeting highly regulated auto industry standards. The objective of this kind of partnership is the delivery of purchase orders for low-volume production of Exro products after successful integration. An example of a Commercial Partnership we have today would be SEA Electric, as we integrate the Coil Driver into SEA commercial trucks to enhance their performance.
Strategic Partners are focused on potential high-volume production making use of our technology. This partner may start in development phase and progress to operating application validation for long term serial production. This partnership is ideal for revenue models surrounding high-volume contracts, licensing, or contract manufacturing. An example of this would be our partnership with Linamar Corporation (“Linamar”) as we co-develop an e-axle that will enable Exro’s automotive strategy. Linamar is a leading tier one manufacturer of advanced mobility solutions for the automotive industry with customers that include top automotive manufacturers, commercial vehicle manufacturers and multinational delivery services companies.
Motor Partners will be an integral part of accelerating the delivery of our Coil Driver™ to market by enabling system solutions for each segment of our product line. These partners will work with us to develop an optimized motor to integrate with our Coil Driverᵀᴹ and provide a packaged motor and inverter system solution we can deliver to specific applications or market segments. An example of a Motor Partner we have today would be Traktionssysteme Austria (“TSA”), where we work together to optimize a heavy-duty traction motor to deliver alongside our High-Voltage Coil Driver™.
Here are our partnerships today within this model:
•Development Partners:
◦Clean Seed Capital Group Ltd. (“Clean Seed”); and
◦Templar Marine Group Ltd. (“Templar”)
•Commercial Partners:
◦LAND Electric Motorcycles, Inc. (“LAND”);
◦Potencia Industrial, S.A. DE C.V. (“Potencia”);
◦Aurora Powertrains Oy (“Aurora”);
◦Zero;
◦SEA Electric Pty Ltd. (“SEA Electric”); and
◦Vicinity Motor Corp. (“Vicinity” or “VMC”)
•Strategic Partners:
◦Linamar
•Motor Partners:
◦TSA; and
◦Heinzmann GMBS & Co. KG (“Heinzmann”)
Development Partners:
•Exro continues to collaborate on potential e-boat application and on electrifying the agriculture industry but at this time has no commercialization plans with Templar and Clean Seed.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
Strategic Partners:
•Linamar - The goal is to develop a next generation e-Axle utilizing Coil Driver™ technology to improve cost and performance of Linamar's e-Axle product line. In the initial phase of development, Exro will supply Coil Driver™ development samples and optimized electric motors for integration in e-Axle program testing. Linamar will supply and integrate the remaining critical elements of the e-Axle system, including the gear box assembly, for lab and on-road testing. Completed testing and validation of prototypes is on track for the second quarter of 2022 delivery. Following successful testing of the e-Axle program, Exro and Linamar will jointly promote the technology to the market with the intention of commercializing the Coil Driver™ e-Axle into series production.
Commercial Partners:
•Vicinity - The Company’s goal is to supply the Coil Drive System technology. Vicinity will test and validate the Coil Driver™ powertrain integration with the intent of implementing it in future serial production batches of the electric bus product line.
•Zero - Exro has been collaborating with Zero Motorcycles to integrate Exro’s Coil Drive technology into a Zero motorcycle to improve powertrain performance. Exro has successfully provided Zero with the performance test results that demonstrates the Coil Driver’s optimization of low-end torque and high-end speed when combined with the Zero motor powertrain. The Exro and Zero teams will now move forward to validate the bench testing with in-vehicle evaluation of performance and system efficiency. The project remains on track to reach the production stage by the end of 2023 for Exro to be considered for future Zero Motorcycles products.
•SEA Electric - Supply chain and test capacity delays have impacted deliveries on two key projects: 1) an upfitted Mack LR garbage truck with Exro’s 800V drive system and 2) an upfitted F59 delivery truck with Exro’s 400V drive system. Despite these delays, Exro has been able to demonstrate increased torque in the final testing on its high-speed mode with the TSA motor. The projects now anticipate Q2 2022 deliveries.
•LAND - LAND signed a non-binding letter of intent to work with Exro to optimize the powertrain for their District motorcycle with the Coil Driver™ and to purchase up to 2,000 units after the unit is validated by LAND. The project is in the final stage of validation testing. The goal is to reach the production stage by early 2022.
•Aurora - Aurora continues to work alongside the Exro team in validating the Coil Driver™ with their innovative snowmobile. This validation would open the door to the recreational mobility segment for Exro and shed light on commercialization with Aurora in a growing electric snowmobile market. The goal is to reach the production stage by early 2022.
•Potencia - Following a thorough customer validation process, test bench results demonstrated performance improvements in Potencia’s electric motor with Exro’s 100Volt Coil Driver. The Exro and Potencia teams also completed the installation of the 100 Volt Coil Driver into their vehicle application, a first for the 100 Volt Coil Driver, and will now move forward to six to nine months of on-road operational reliability testing. The goal is to reach the production stage by end of 2022.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
Figure 3. Exro partner model with process stages
These partnerships are to demonstrate the successful operation of Exro’s versatile technology. Once the technology is validated in the operating application by a partner as per requirements, active discussions around commercial production begins. Then the partner can determine the magnitude, if any, of purchase orders. Revenue is generated once the finished products are shipped to the partner. Exro continues discussions with several potential customers to explore a variety of mobility applications. The Company continues to evaluate customer provided data, which helps us to determine the optimal fit for Exro technologies with our partners. It is cautioned that not all aforementioned projects will turn in to orders and generate revenue, and the timelines may not be achieved.
Exro is adding two additional dynameter bays, one in the Calgary Innovation Center and the other in Arizona USA, so that its engineering teams can run multiple testing projects simultaneously. This investment of $2.4 million aims to fast track the projects and cut down the idle times in-between projects. The equipment has been ordered, and $0.5 million has been spent in ordering the equipment as of September 30, 2021.
In addition, Exro is in the process of constructing automotive standard SMT (“Surface-mount technology”) production and PCB (“Printed-circuit board”) assembly lines in the 37,000 square foot facility in Calgary, Alberta, with anticipation of future orders and production of the Coil Driver products as previously announced. The facility plans to be outfitted to meet certifications for ISO 9001:20156, IATF 169497, and ISO 262628 compliant product development. This is a major step forward for the Company in delivering high-quality and reliable commercial products to the regulated consumer automotive markets. Vendors and contractors have been selected for the equipment and the construction of the facility. As of September 30, 2021, the Company has spent $3.4 million against $17 million planned investment. The plan is to open before the end of 2021 for Exro employees. Automotive certified production is anticipated to commence by the end of 2022.
HIGHLIGHTS for Q3 2021
The Company’s common shares began trading on the Toronto Stock Exchange on July 8, 2021.
On July 15, 2021, Exro announced a new market application for its patented Coil Driver™ technology that has the potential to dramatically reduce the cost and complexity associated with deploying electric vehicle (“EV”) infrastructure at scale. The Coil Driver™ technology can be used to deliver Level 1 to Level 4 charging capabilities and provide electricity back to the grid with significantly less power electronics. This includes charging capabilities from renewable energy sources like solar and wind power. The Company filed a new family of patents that covers this additional functionality for the Coil Driver™, further strengthening its cost positioning and demonstrating its continued commitment to driving bold innovative solutions in EV power electronics. The recent patent filing raises Exro’s combined held and submitted patent portfolio to 38.
On July 27, 2021, the Company announced the location of its U.S. headquarters in Mesa, Arizona. From its 15,000 square foot location in Mesa, Arizona, Exro will expand its research, development, and testing to optimize power within electric vehicles (EVs) of all types, from scooters and e-bikes to electric cars and buses.
On August 19, 2021, the Company announced that Alan Gaines, an accomplished and respected leader in finance and clean energy, has joined the Exro Board of Directors (“Board”), replacing Daniel McGahn. Gaines will provide direction as Exro expands its product portfolio and continues to mature as a company publicly listed on the Toronto Stock Exchange (“TSX”).
On October 7, 2021, Exro announced its first independent third-party testing of its Coil Driver™ technology that was conducted by AVL, the world’s largest independent company for development, simulation and testing of powertrain systems and software for the automotive industry. A series of tests were performed on an electric motor dynamometer (“dyno”) with the Coil Driver™ to demonstrate coil switching performance at various speeds and under different conditions. Results from AVL’s testing demonstrated the Coil Driver™ successfully switches coil configurations while in operation on an electric motor seamlessly. These results prove Exro has successfully combined two traditionally separate formats of power electronics, the series mode for low-speed torque and parallel mode for high-speed efficiency, for the first time.
COVID-19
The outbreak of the coronavirus ("COVID-19") pandemic has impacted Exro’s plans and activities. The Company has faced disruption to operations, supply chain delays, travel, and trade restrictions. Negative impact on economic activity in affected countries or regions has been difficult to quantify. Such pandemics or diseases has presented a serious threat to maintaining a skilled workforce industry and could be a health-care challenge for the Company. There is no assurance that Exro’s personnel will not be impacted by these pandemic diseases, and ultimately the Company would see its workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks. Additional cybersecurity risks exist due to personnel working remotely. In addition, the COVID-19 pandemic has created a dramatic slowdown in the global economy. The duration of the COVID-19 outbreaks and the resultant travel restrictions, social distancing, government response actions, business closures and business disruptions all have an impact on the Company’s delivery timelines, operations, and access to capital. There is no assurance that Exro will not be impacted by
6 ISO 9001:2015 specifies requirements for demonstrating the ability to consistently provide products and services that meet regulatory requirements and aims to enhance customer satisfaction.
7 IATF 16949 is the global automotive industry standard for quality management systems.
8 ISO 26262 addresses safety-related systems that include one or more electrical systems that are installed in series production passenger cars.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021 adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets, may reduce share prices and financial liquidity and thereby that may severely limit the financing capital available.
RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA
Selected quarterly financial data

	Quarter Ened	Revenue	Net Loss	Basic and diluted loss per common shares	Weighted average number of common shares
Q3	September 30, 2021	—	(7,622,230)	(0.06)	120,551,027
Q2	June 30, 2021	—	(3,742,844)	(0.03)	120,263,248
Q1	March 31, 2021	—	(6,676,520)	(0.06)	116,343,905
Q4	December 31, 2020	—	(4,208,256)	(0.04)	106,235,931
Q3	September 30, 2020	—	(2,989,747)	(0.03)	95,441,272
Q2	June 30, 2020	—	(2,246,269)	(0.03)	83,002,396
Q1	March 30, 2020	—	(1,525,182)	(0.02)	76,314,552
Q4	December 31, 2019	—	(1,508,039)	(0.02)	64,618,523
The Company continues to progress the development of its technologies into products which has increased expenses throughout the past 8 quarters, primarily associated with research and development, and increased engineering and administration resources.
For the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020
The Company incurred a net loss of $18,041,594 for the nine months ended September 30, 2021 compared to $6,761,198 for the nine months ended September 30, 2020. The change in net loss is primarily related to increase in research and development and engineering and administration resources over the comparative period, offset by a $3,058,977 fair value gain on the Company’s investment in SEA Electric.
Selling, general and administration

	For the nine months ended
	September 30, 2021	September 30, 2020	$ Change	% Change
Selling, general and administration	3,564,133	1,887,446	1,676,687	89%
Selling, general and administration expense increased during the nine months ended September 30, 2021 by $1,676,687 and 89% to $3,564,133 (2020 – $1,887,446). The increase is primarily attributable to:
•Increased business development and marketing activities;
•Increase in office and rent related expenses such as utilities and property tax as a result of additional production and testing facilities; and
•Higher professional and regulatory fees related to business development, recruiting, legal, and the fees associated with listing upgrade to the Toronto Stock Exchange (“TSX”) as well as transfer agent filing fees.
Payroll and consulting

	For the nine months ended
	September 30, 2021	September 30, 2020	$ Change	% Change
Payroll and consulting fees	4,514,181	2,575,305	1,938,876	75%
Payroll and consulting fees increased during the nine months ended September 30, 2020 by $1,938,876 and 75% to $4,514,181 (2020 – $2,575,305) as a result of a continued increase in the employee headcount to support the Company’s sales efforts and growing operations.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
Research and development

	For the nine months ended
	September 30, 2021	September 30, 2020	$ Change	% Change
Research and development	2,330,445	717,035	1,613,410	225%
Payroll and consulting fees	1,530,799	—	1,530,799	100%
Share-based payments	1,181,236	—	1,181,236	100%
Research and development	5,042,480	717,035	4,325,445	603%
Research and development costs increased by $4,325,445 and 603% to $5,042,480 (2020 – $717,035) for the nine months ended September 30, 2021. These costs primarily consist of engineering resources, consulting, and materials to drive development of the Company’s technologies to product. The increase is a result of additional expenditures incurred as the Company continues to test and validate several projects to achieve its goal of commercialization. Additional increase in the research and development expense is a result of allocations from payroll and consulting fees and share-based payments related to engineers and consultants working directly on these activities.
Share-based payments

	For the nine months ended
	September 30, 2021	September 30, 2020	$ Change	% Change
Share-based payments	7,553,179	1,355,637	6,197,542	457%
Share-based payments increased by $6,197,542 and 457% to $7,553,179 (2020 – $1,355,637) due to additional stock option grants made during the nine months ended September 30, 2021 to employees, executives, and directors, as well as the amortization of grants issued during the latter half of 2020.
For the three months ended September 30, 2021, compared to the three months ended September 30, 2020
The Company incurred a net loss of $7,622,230 for the three months ended September 30, 2021 compared to $2,989,747 for the three months ended September 30, 2020. The change in net loss is primarily related to an increase in research and development activities as well as an increased employee headcount.
Selling, general and administration

	For the three months ended
	September 30, 2021	September 30, 2020	$ Change	% Change
Selling, general and administration	1,635,236	706,402	928,834	131%
Selling, general and administration expense increased during the three months ended September 30, 2021 by $928,834 and 131% to $1,635,236 (2020 – $706,402). The increase is primarily attributable to:
•Increased business development and marketing activities;
•Increase to office and rent related expenses such as utilities and property tax as a result of additional production and testing facilities;
•High professional and regulatory fees related to recruiting, legal and the fees associated with listing on TSX as well as transfer agent filing fees.
Payroll and consulting

	For the three months ended
	September 30, 2021	September 30, 2020	$ Change	% Change
Payroll and consulting fees	1,792,377	984,700	807,677	82%
Payroll and consulting fees increased during the three months ended September 30, 2021 by $807,677 and 82% to $1,792,377 (2020 – $984,700) as a result of a continued increase in the employee headcount to support the Company’s sales efforts and growing operations.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
Research and development

	For the three months ended
	September 30, 2021	September 30, 2020	$ Change	% Change
Research and development	898,847	241,023	657,824	273%
Payroll and consulting fees	685,314	—	685,314	100%
Share-based payments	435,142	—	435,142	100%
Research and development	2,019,303	241,023	1,778,280	738%
Research and development costs increased by $1,778,280 and 738% to $2,019,303 (2020 – $241,023) for the three months ended September 30, 2021. These costs primarily consist of engineering resources, consulting, and materials to drive development of the Company’s technologies to product. The overall increase in the research and development expense is related to engineers working directly to test and validate several projects to achieve the Company’s goal of commercialization.
Share-based payments

	For the three months ended
	September 30, 2021	September 30, 2020	$ Change	% Change
Share-based payments	2,525,668	1,034,324	1,491,344	144%
Share-based payments increased by $1,491,344 and 144% to $2,525,668 (2020 – $1,034,324) due to additional grants made in fiscal 2021 to employees, executives, and directors, as well as the amortization of grants issued in fiscal 2020.
OUTSTANDING SHARE DATA
As of November 9, 2021, there were 120,624,274 Common Shares issued and outstanding, and other securities convertible into Common Shares as summarized in the following table:

	Number outstanding as of November 9, 2021	Number outstanding as of September 30, 2021
Common shares issued and outstanding	120,624,274	120,624,274
Options	11,619,966	11,619,966
Warrants	1,855,061	1,855,061
SOURCES AND USES OF CASH

	For the nine months ended
	September 30, 2021	September 30, 2020
Cash used in operating activities	(12,042,509)	(4,611,269)
Cash used in investing activities	(10,925,707)	(596,371)
Cash provided by financing activities	2,803,639	13,033,255

Impact of foreign currency translation	(21,553)	—

Net increase (decrease) in cash and cash equivalents	(20,186,130)	7,825,615

Ending cash balance	28,112,764	8,322,251
Cash used in operating activities is comprised of net loss, add-back of non-cash expenses, and net change in non-cash working capital items. Cash used in operating activities increased to $12,042,509 for the nine months ended September 30, 2021 compared to $4,611,269 during the same period in 2020. The increase in cash used in operating activities is due to higher expenses, primarily related to payroll and professional services, research and development, and general and administrative costs.
Cash used in investing activities of $10,925,707 for the nine months ended September 30, 2021 was primarily related to the net cash outflow related to the investment in SEA Electric, and purchase of capital equipment.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
Cash provided by financing activities for the nine months ended September 30, 2021 decreased to $2,803,639 compared to $13,033,255 during the same period in 2020. During the nine months ended September 30, 2021 the Company received proceeds from the exercise of stock options and warrants for $1,436,674 and $1,402,649, respectively. The September 30, 2020 period included a share issuance for net proceeds of $12,414,589.
LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2021, the Company had cash of $28,112,764 and amounts receivable of $159,632, which primarily consist of GST refund. The Company has accounts payable and accrued liabilities of $3,543,548. All accounts payable and accrued liabilities are due within 90 days. The Company intends to finance its future requirements related to anticipated project costs and daily operating costs through a combination of existing working capital surplus, debt and/or equity issuance.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements for the three months ended September 30, 2021.
CRITICAL ACCOUNTING ESTIMATES
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the current and next fiscal financial years:
i.Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets.
ii.Management uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and warrants, which requires the input of subjective assumptions including expected price volatility, risk-free interest rates and forfeiture rates. Changes in the input assumptions can materially affect the fair value estimate and the Company’s results of operations and equity reserves.
iii.The fair value of accrued liabilities at the time of initial recognition is made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.
PROPOSED TRANSACTIONS
There are no proposed transactions.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The information provided in this report, including the Financial Statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.
APPROVAL
The Company’s Board of Directors has approved the Company’s financial statements for the three and nine months ended September 30, 2021. The Company’s Board of Directors has also approved the disclosures contained in this MD&A.
RELATED PARTY TRANSACTIONS
Key management compensation
Key management consists of the Officers and Directors who are responsible for planning, directing and controlling the activities of the Company. For the three and nine months ended September 30, 2021 and 2020, the following expenses were incurred to the Company’s key management:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Management and consulting fees	418,283	160,589	1,521,847	824,146
Share-based payments	1,317,239	33,617	4,887,075	140,539
	1,735,523	194,206	6,408,922	964,685
All due to related party payables consist of amounts resulting from unpaid fees and expense reimbursements and are unsecured, non-interest bearing, and due on demand.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
RISKS FACTORS
Current and prospective shareholders should specifically consider various risk factors, including, but not limited to, the risks outlined below and particularly under the heading “Risk Factors” in the Company’s 2021 Annual Information Form filed on SEDAR (www.sedar.com) dated April 21, 2021. Should one or more of these risks or uncertainties, including the risks listed below, or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
FINANCIAL INSTRUMENTS AND FAIR VALUE
The Company has designated its cash as fair value through profit or loss, finders’ fees receivable as loans and receivables and accounts payable and accrued liabilities, related party payable and notes payable as other financial liabilities.
(a)Fair value
At September 30, 2021 and December 31, 2020, the carrying values of amounts receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The Company measures its cash and investments at fair value.
The Company uses a fair value hierarchy to reflect the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are as follows:
Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:    Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3:    Inputs that are not based on observable market data.
The fair value of cash has been determined using Level 1 inputs. The fair value of the investments in private companies moved from a level 3 instrument to a level 2 instrument based on the common share transactions of the underlying company with third parties during the current and prior periods.
(b)Financial risk management
The Company’s activities potentially expose it to a variety of financial risks, including credit risk, liquidity risk, and market risk.
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. As at September 30, 2021, the Company’s exposure to credit risk is the carrying value of cash. The Company reduces its credit risk by holding its cash and cash equivalents with major Canadian and US financial institutions.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. To secure the additional capital necessary to pursue its plans, the Company intends to raise additional funds through equity or debt financing.
At September 30, 2021 the Company had cash of $28,112,764, amounts receivable of $159,632, and accounts payable and accrued liabilities of $3,543,548. All accounts payable and accrued liabilities are due within 90 days.
In addition to the above, the Company has entered into various agreements related to engineering, procurement, and construction of its manufacturing facility. These contracts can be cancelled by the Company upon notice, without penalty, subject to the costs incurred up to and in respect of the cancellation.
Market risk
Market risk consists of currency risk, interest rate risk and other price risk. These are discussed further below.
Foreign exchange risk
Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets and financial liabilities denoted in US dollars and is therefore exposed to exchange rate fluctuations. At September 30, 2021, the Company had the equivalent of CAD $23,806,068 in net financial assets denominated in US dollars, and CAD $201,758 in net financial liabilities denominated in Euros.
Interest rate risk
Interest rate risk consists of two components:
i.)the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
ii.)To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.
Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity.
Other price risk
Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company has investments in Series A Preferred Shares of SEA Electric and is therefore exposed to other price risk.
INTERNAL CONTROLS AND PROCEDURES
There were no changes in the Corporation’s internal control over financial reporting during the period beginning on December 31, 2020 and ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
FORWARD-LOOKING INFORMATION OR STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS
Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include uncertainties involved in disputes and litigation, fluctuations in currency exchange rates; uncertainty of estimates of capital and operating costs.
The need to obtain additional financing and uncertainty as to the availability and terms of future financing; and other risks and uncertainties disclosed in other information released by the Company from time to time and filed with the appropriate regulatory agencies.
It is the Company’s policies that all forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are as of August 10, 2021 and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.
Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds and find additional value in the biotechnology assets held.
Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward looking information beyond the procedures required under applicable securities laws.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•Exro’s business plans, outlook and strategy;
•Exro’s expectation with respect to its future purchase orders, sales agreements, and production;
•Exro’s expectation with respect to its future hiring and R&D activities;
•the timing of completion of Exro’s capital program, additional dynameter bays and the manufacturing facility, including installation and commissioning of components and equipment;
•Exro’s total annual production capacity subsequent to completion of its capital program;
•Exro’s ability to increase future manufacturing capacity in Calgary;

Exro Technologies Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
•Expectations regarding the Company’s evaluation of growth opportunities and plans with respect to the same;
•anticipated supply and demand of Exro’s products; and
•expectations with regard to Exro’s ability to maintain and raise adequate source of funding to finance the Company’s operations and development.
Certain of the above listed forward-looking statements constitute future-oriented financial information and financial outlook information (collectively, “FOFI”) about Exro’s prospective financial position, including, but not limited to, that operational cost efficiencies to be realized within growth assuming completion of 2021 and 2022 capital program and that the 2021 and 2022 capital program will result in sustainable and profitable growth in 2023 and beyond. FOFI contained in this MD&A were made as of the date hereof and is provided for the purpose of describing Exro's anticipated future business operations.
Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include the risk factors set out in Exro’s annual information form and include, but not limited to:
•Global supply shortage of semi-conductors and micro chips could have a material adverse effect on the timelines of reaching production stages;
•Factors outside Exro’s control may impact Exro’s ability to successfully execute its commercialization plan;
•Potential delays in Coil Driver™ on road validation testing with customers;
•Potential delays in delivery of the first Coil Driver™ products to LAND, SEA and other pipeline customers;
•The planned rollout of SEA’s Class 8 electric truck for the Canadian market and related volume production targets may not develop as anticipated which may impact pricing and sales agreement negotiations post completion of successful validation testing;
•Delays in the production and delivery of planned demonstration vehicles for both SEA and Exro in-house purposes;
•May not have enough orders to fill full capacity of the production facility;
•The opening of Exro’s Calgary manufacturing facility may experience delays in construction and/or equipment installation, which may also result in delays for obtaining necessary ISO and automotive certifications;
•Anticipated market demand and sales orders may differ based on changes in customers’ pipelines and/or product requirements;
•A new feature set for the patented Coil Driver™ technology related to vehicle charging has yet to be deployed and may be subject to development delays and risks related to the scaling of EV charging infrastructure;
•A joint promotion of the technology by Linamar and Exro to the market with the intention of commercializing the Coil Driver™ e-Axle into series production may not realize unless the validation testing is complete and successful; and
•Potential delays in completion of testing and validation of future Coil Driver™ prototypes.
Exro’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above and as set out under the heading “Risk Factors” in the Company’s 2021 Annual Information Form dated April 21, 2021 that is available on SEDAR at www.sedar.com. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements and FOFI contained in this MD&A are expressly qualified by this cautionary statement. Exro does not undertake any obligation to update or revise any forward-looking statements or FOFI, whether as a result of new information, future events or otherwise, unless required by law.

Calgary, AB	November 9, 2021